edward nathan sonnenbergs

johannesburg cape town durban stellenbosch
150 west street
sandown sandton johannesburg 2196
p o box 783347 sandton south africa 2146
docex 152 randburg
tel +2711 269 7600 fax +2711 269 7899
info@ens.co.za www.ens.co.za

SALE OF INTEREST AGREEMENT

entered into between

DRDGOLD LIMITED

(Registration No. 1895/000926/06)

and

ERGO MINING PROPRIETARY LIMITED

(Registration No. 2007/004886/07

law | tax | forensics | IP | africa   edward nathan sonnenbergs incorporated   registration number 2006/01820

TABLE OF CONTENTS

Clause number and description	Page

WHEREBY IT IS AGREED AS FOLLOWS :

1. **INTERPRETATION AND PRELIMINARY**

The headings of the clauses in this agreement are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of this agreement nor any clause hereof. Unless a contrary intention clearly appears -

1.1. words importing -

1.1.1. any one gender include the other gender;

1.1.2. the singular include the plural and *vice versa*; and

1.1.3. natural persons include created entities (corporate or unincorporate) and the state and *vice versa*;

1.2. the following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings, namely -

1.2.1. "**Agreement**" means this agreement for the sale of interest including any and all schedules and annexures attached hereto, as same may be amended from time to time;

1.2.2. "**Conditions Precedent**" means the conditions precedent in clause 3 (*Conditions Precedent*);

1.2.3. "**Crown**" means Crown Gold Recoveries Proprietary Limited, Registration No. 1988/005115/07;

1.2.4. "**DRDGold**" means DRDGold Limited, Registration No. 1895/000926/06;

1.2.5. "**Effective Date**" means 1 July 2012;

1.2.6. "**Elsburg JV**" means an unincorporated joint venture between DRDGold and ERPM established in terms of the Heads of Agreement between them dated 8 December 2008;

1.2.7. "**ERGO**" means Ergo Mining Operations Proprietary Limited, Registration No. 2005/033662/07;

1.2.8. "**ERGO Shareholders' Agreement**" means the shareholders' agreement between DRDGold, ERGO and Khumo Gold SPV Proprietary Limited dated 24 November 2005;

1.2.9. "**ERPM**" means East Rand Proprietary Mines Limited, Registration No. 1893/000773/06;

1.2.10. "**Income Tax Act**" means the Income Tax Act No. 58 of 1962, as amended;

1.2.11. "**Purchaser**" means Ergo Mining (Proprietary) Limited, Registration No. 2007/004886/07;

1.2.12. "**Sold Interest**" means DRDGold's participation interest in the assets and liabilities of the Elsburg JV, constituting a 35% (thirty five per cent) interest in the Elsburg JV;

1.2.13. "**VAT**" means Value Added Tax as contemplated in the VAT Act;

1.2.14. "**VAT Act**" means the Value Added Tax Act of No. 89 of 1991;

1.3. any reference in this agreement to "**Date of Signature Hereof**" shall be read as meaning a reference to the date of the last signature of this agreement;

1.4. any reference to an enactment is to that enactment as at the Date of Signature Hereof and as amended or re-enacted from time to time and includes any subordinate legislation made from time to time under such enactment. Any reference to a particular section in an enactment is to that section as at the Date of Signature Hereof, and as amended or re-enacted from time to time and/or an equivalent measure in an enactment, provided that if as a result of such amendment or re-enactment, the specific requirements of a section referred to in this agreement are changed, the relevant provision of this agreement shall be read also as if it had been amended as necessary, without the necessity for an actual amendment;

1.5. if any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the agreement;

1.6. when any number of days is prescribed in this agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday in South Africa;

1.7. if figures are referred to in numerals and in words and if there is any conflict between the two, the words shall prevail;

1.8. expressions defined in this agreement shall bear the same meanings in schedules or annexures to this agreement which do not themselves contain their own conflicting definitions;

1.9.   the use of any expression in this agreement covering a process available under South African law such as a winding-up (without limitation *eiusdem generis*) shall, if any of the parties to this agreement is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous proceedings under the law of such defined jurisdiction;

1.10.   if any term is defined within the context of any particular clause in this agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this agreement, notwithstanding that that term has not been defined in this interpretation clause;

1.11.   the expiration or termination of this agreement shall not affect such of the provisions of this agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;

1.12.   the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply;

1.13.   any reference in this agreement to a party shall include a reference to that party's assigns expressly permitted under this agreement and, if such party is liquidated or sequestrated, be applicable also to and binding upon that party's liquidator or trustee, as the case may be.

1.14.   the words "include", "including" and "in particular" shall be construed as being by way of example or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding word/s;

1.15.   any reference in this agreement to any other agreement or document shall be construed as a reference to such other agreement or document as same may have been, or may from time to time be, amended, varied, novated or supplemented;

1.16.   the words "other" and "otherwise" shall not be construed *eiusdem generis* with any preceding words if a wider construction is possible.

2.   **RECORDAL**

2.1.   DRDGold intends restructuring and consolidating all of its surface mining operations conducted by the Crown, ERPM and the Elsburg JV into the Purchaser by *inter alia* transferring:-

2.1.1.   as going concerns –

      2.1.1.1.   all the mining assets, the mining rights, prospecting rights and certain liabilities of Crown to the Purchaser; and

      2.1.1.2.   ERPM's surface mining assets and certain liabilities to the Purchaser,

in exchange for shares to be issued by the Purchaser to Crown and ERPM, respectively; and

    2.1.2.   DRDGold's 35% interest in the Elsburg JV to the Purchaser.

2.2.   Once the transfers contemplated in clause 2.1 have been completed, it is proposed that the shares held by Crown and ERPM in the Purchaser will be unbundled to ERGO in terms of section 46 of the Income Tax Act, or distributed as a liquidation distribution to ERGO, as contemplated in section 47 of the Income Tax Act.

2.3.   In furtherance of the restructuring proposal contemplated in clause 2.1.2, DRDGold wishes to sell to the Purchaser the Sold Interest on the terms and conditions set out in this Agreement.

3.   **CONDITIONS PRECEDENT**

3.1.   This Agreement, save for the provisions of this clause 3 and clauses 1, 2, 9, 10, 11, 12 and 13 which shall be of immediate force and effect, is subject to the following conditions precedent, namely, that:

    3.1.1.   a resolution passed by the respective boards of directors of DRDGold and the Purchaser approving the terms, and the transactions contemplated by this Agreement, and resolving *inter alia* that DRDGold and the Purchaser execute this Agreement;

    3.1.2.   a resolution passed by the shareholders of ERGO to the extent required by and in terms of the ERGO Shareholders' Agreement, approving the acquisition by the Purchaser of the Sold Interest for the Purchase Price on loan account;

    3.1.3.   a resolution passed by the board of directors of the Purchaser in terms of section 46 of the Companies Act, 2008 approving of the distribution in the form of the incurrence of the debt referred to in clause 4;

    3.1.4.   waiver by ERPM of its pre-emptive rights to acquire the Sold Interest as contemplated in the joint venture agreement between ERPM and DRDGold;

3.1.5.   obtaining a ruling from the JSE Limited confirming that the disposal by DRDGold of the Sold Interest does not constitute a related party transaction for purposes of the JSE Listings Requirements.

3.2.   Unless the conditions are fulfilled (or where appropriate, waived in writing) by not later than the 12th (twelfth) month after the Effective Date or such later date as may be agreed to in writing by the parties, the provisions of this clause 3 and clauses 1, 2, 9, 10, 11, 12 and 13 shall remain of full force and effect, but the remainder of this Agreement shall never become effective.

4.   **SALE OF THE SOLD INTEREST AND PAYMENT**

4.1.   DRDGold sells to the Purchaser which purchases the Sold Interest in consideration for R200 000 000,00 (two hundred million rand) ("**the Purchase Price**"). The Purchase Price is exclusive of VAT.

4.2.   The Purchase Price shall not be settled immediately but shall be deemed to have been advanced by DRDGold to the Purchaser on loan account, subject to the terms of clause 5.5 of the ERGO Shareholders' Agreement, or such other terms as may be agreed between the parties from time to time.

4.3.   The sale of the Sold Interest falls outside the scope of VAT and is not subject to VAT.

4.4.   The Parties nevertheless agree that should the sale of the Sold Interest not fall outside the scope of VAT, the Sold Interest is disposed of as a going concern within the ambit of section 11(1)(e) of the VAT Act as amended, with the result that the transaction will be charged with VAT at the rate of zero per cent.

4.5.   For the purposes of ensuring the application of the zero-rating of the Sold Interest as a going concern as provided for in terms of section 11(1)(e) of the VAT Act:

4.5.1.   the Purchaser warrants that it is registered as a vendor in terms of the VAT Act;

4.5.2.   the Seller warrants that:-

4.5.2.1.   it is registered as a vendor in terms of the VAT Act;

4.5.2.2.   the sale of the Sold Interest is a supply to a registered vendor of an enterprise which is capable of separate operation and which is operated separately;

4.5.2.3.   the Sold Interest is disposed of as a going concern;

4.5.2.4.   the Sold Interest is and will be on the Effective Date, an income earning activity;

4.5.2.5.   all the assets which are necessary for carrying on the Sold Interest are disposed of by the Seller to the Purchaser;

4.5.3.   If, notwithstanding anything to the contrary contained herein, any VAT arises from the sale of the Sold Interest, such VAT shall be paid in cash by the Purchaser to DRDGold or its nominee at the applicable rate.

4.6.   Notwithstanding the date upon which this Agreement is signed, the Sold Interest is sold with effect on and as from the Effective Date, from which date all risk in and benefits attaching to the Sold Interest shall be deemed to have passed to the Purchaser.

5.   **VAT**

5.1.   It is recorded for the purposes of VAT that :

5.1.1.   the sale of the Sold Interest by the Seller to the Purchaser in terms of this agreement, together with the sale of ERPM's 65% participation interest in the assets and liabilities of the Elsburg JV to the Purchaser, will result in the disposal by the Elsburg JV of all of the assets and liabilities of the Elsburg JV to the Purchaser;

5.1.2.   the disposal by the Elsburg JV to the Purchaser of all of the assets and liabilities of the Elsburg JV constitutes the disposal of a business as a going concern;

5.1.3.   the Purchaser is a registered vendor in terms of the VAT Act;

5.1.4.   the Elsburg JV is a registered vendor in terms of the VAT Act;

5.1.5.   the sale of the business is therefore a supply by a registered vendor to a registered vendor of an enterprise that is capable of separate operation and which is operated separately;

5.1.6.   the business will be on the Effective Date, an income earning activity;

5.1.7.   all assets which are necessary for the carrying on of the business are disposed of by Elsburg JV to the Purchaser;

5.1.8.   the sale of the business falls within the ambit of section 11(1)(e) of the VAT Act, as amended, with the result that the sale of the business of Elsburg JV to the Purchaser will be charged with VAT at the zero rate,

5.2. if notwithstanding anything to the contrary contained herein, any VAT arises from the sale of the Business, such VAT shall be paid in cash by the Purchaser to the Elsburg JV or its nominee.

6. **TRANSACTION IN TERMS OF SECTION 45 OF THE INCOME TAX ACT**

The Parties are satisfied that the sale contemplated in this Agreement constitutes an "*intra-group transaction*" as contemplated in the Income Tax Act. Accordingly, DRDGold and the Purchaser, both of which companies were incorporated in the Republic of South Africa, agree that section 45 of the Income Tax Act shall apply to the sale contemplated in this Agreement. The Parties undertake to comply with the provisions of section 45 of the Income Tax Act.

7. **WARRANTIES AND REPRESENTATIONS**

7.1. DRDGold warrants that:-

7.1.1. it is the beneficial owner of the Sold Interest; and

7.1.2. it will be able to give free and unencumbered title to the Sold Interest to the Purchaser.

7.2. Save for the warranties provided in clause 7.1, DRDGold does not give to the Purchaser any warranties or representations, express or implied or tacit, whether by law, contract or otherwise whether they induced the contract or not, the Purchaser irrevocably waiving any right (common law or otherwise) it may have to rely thereon and the Sold Interest are purchased on the basis that they are taken *voetstoots.*

8. **BREACH**

If any party breaches any material provision or term of this Agreement (other than those which contain their own remedies in respect of breaches) and fails to remedy such breach within 30 (thirty) days (or such longer period as may be reasonably necessary in the circumstances) of the date of receipt of written notice requiring it to do so, then, the aggrieved party/ies shall be entitled, in addition to any other remedy available to it/them at law, to:

8.1. claim specific performance; and/or

8.2. claim damages,

but shall not be entitled to cancel this Agreement.

9. **DOMICILIUM CITANDI ET EXECUTANDI**

9.1. The parties choose as their *domicilia citandi et executandi* for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature (including the exercise of any option), the following addresses :

9.1.1. **DRDGold**:
Physical: Quadrum Office Park, Floor 1, Building 1, Constantia Boulevard, Kloof Extension 28, 1709
Postal: P O Box 390, Maraisburg, 1700
Fax: +27 11 470 2618
E-mail: Themba.gwebu@za.drdgold.com

9.1.2. **The Purchaser**:
Physical: Quadrum Office Park, Floor 1, Building 1, Constantia Boulevard, Kloof Extension 28, 1709
Postal: P O Box 390, Maraisburg, 1700
Fax: +27 11 470 2618
E-mail: Themba.gwebu@za.drdgold.com

9.2. Any notice or communication required or permitted to be given in terms of this agreement shall be valid and effective only if in writing but it shall be competent to give notice by fax or e-mail.

9.3. Any party may by notice to any other party change the physical address chosen as its *domicilium citandi et executandi vis-à-vis* that party to another physical address where postal delivery occurs in South Africa or its postal address or its fax number or e-mail address, provided that the change shall become effective *vis-à-vis* that addressee on the 7th (seventh) business day from the receipt of the notice by the addressee.

9.4. Any notice to a party -

9.4.1. sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its *domicilium citandi et executandi* to which post is delivered shall be deemed to have been received on the 7th (seventh) business day after posting (unless the contrary is proved);

9.4.2. delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its *domicilium citandi et executandi* shall be deemed to have been received on the day of delivery; or

9.4.3. sent by fax to its chosen fax number stipulated in clause 9.1, shall be deemed to have been received on the date of despatch (unless the contrary is proved); or

9.4.4. sent by e-mail to its chosen e-mail address stipulated in clause 9.1, shall be deemed to have been received on the date of despatch (unless the contrary is proved).

9.5. Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen *domicilium citandi et executandi*.

10. **STIPULATIO ALTERI**

No part of this agreement shall constitute a *stipulatio alteri* in favour of any person who is not a party to the agreement unless the provision in question expressly provides that it does constitute a *stipulatio alteri*.

11. **MEDIATION**

If any dispute arises between any of the parties which is not subject to determination by an expert in regard to the carrying into effect of any of the parties' rights and obligations arising from this agreement, or the termination or purported termination of this agreement, such parties agree to negotiate with each other in good faith in an effort to resolve such dispute. If such negotiations fail or do not occur within 3 (three) days after the dispute arises, the dispute shall not become the subject of litigation or arbitration until it has been heard by a mediator unless such action is critical to avoid the prescription of a cause of action or right at law or in order to obtain an interdict, or otherwise to limit any material damage to such party's interests. Such dispute shall be referred to mediation before a mediator within 3 (three) days after the dispute arises if the good faith negotiations have not resulted in the resolution of the dispute. The mediator shall be appointed by the parties or failing agreement by them as to the mediator, shall be nominated by the chairperson for the time being of Alternative Dispute Resolution Association of South Africa. The mediation shall terminate upon any one of the disputants withdrawing or the mediator informing the disputants that in the mediator's opinion, no useful purpose will be achieved in continuing the mediation. All communications made by the disputants to the mediator or to each other during or in connection with the mediation are made without prejudice to any rights which they may have and form part of *bona fide* settlement negotiations. The parties shall keep the mediation proceedings and any order made by the mediator confidential save to the extent otherwise contemplated herein. The mediator shall not be compelled by any disputant to disclose any fact learnt in the course of the mediation in any subsequent legal proceedings which may take place and the parties waive their right to require the mediator to testify regarding what transpired in the mediation. The mediator shall -

11.1. be entitled to communicate and meet with any disputant either in the presence of the other disputant/s or in private;

11.2. not disclose any information furnished in confidence by any one disputant to the mediator, to any other disputant without the prior consent of the disputant who furnished the information;

11.3.   act impartially and disclose to the disputants any relationship or dealings which the mediator may have had with any of the disputants;

11.4.   not make any decision which is binding upon the disputants, the resolution of the dispute depending entirely upon the disputants achieving agreement in respect thereof.

12.   **WHOLE AGREEMENT, NO AMENDMENT**

12.1.   This agreement constitutes the whole agreement between the parties relating to the subject matter hereof and supersedes any other discussions, agreements and/or understandings regarding the subject matter hereof.

12.2.   No amendment or consensual cancellation of this agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this agreement and no settlement of any disputes arising under this agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this agreement shall be binding unless recorded in a written document signed by the parties (or in the case of an extension of time, waiver or relaxation or suspension, signed by the party granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.

12.3.   No oral *pactum de non petendo* shall be of any force or effect.

12.4.   No extension of time or waiver or relaxation of any of the provisions or terms of this agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this agreement, shall operate as an estoppel against any party in respect of its rights under this agreement, nor shall it operate so as to preclude such party (save as to any extension, waiver or relaxation actually given) thereafter from exercising its rights strictly in accordance with this agreement.

12.5.   To the extent permissible by law no party shall be bound by any express or implied or tacit term, representation, warranty, promise or the like not recorded herein, whether it induced the contract and/or whether it was negligent or not.

13.   **EXECUTION IN COUNTERPARTS**

This agreement may be executed in several counterparts, each of which shall together constitute one and the same instrument.

SIGNED by the parties and witnessed on the following dates and at the following places respectively:

Signed at Sandton this 29 day of June 2012.

For and on behalf of **DRDGOLD LIMITED**

<u>/s/ CC Barnes</u>
Name: C C Barnes
Capacity: Director
Who warrants that his /her authority hereto

For and on behalf of
ERGO MINING PROPRIETARY LIMITED

<u>/s/ M Burrell</u>
Name: M Burell
Capacity: Director
Who warrants that his /her authority hereto